Exhibit 21

Subsidiaries

of

The Algorhythm Holdings, Inc.

Subsidiary	Owner	Percentage Ownership	Jurisdiction of Formation
Singing Machine (HK) Limited	Algorhythm Holdings, Inc.	100%	Hong Kong
SMC Logistics, Inc.	Algorhythm Holdings, Inc.	100%	California
SMC Music, Inc.	Algorhythm Holdings, Inc.	100%	Florida
MICS Hospitality Holdings, Inc.	Algorhythm Holdings, Inc.	100%	Delaware
MICS Hospitality Management, LLC	Algorhythm Holdings, Inc.	100%	Delaware
MICS Nomad, LLC	Algorhythm Holdings, Inc.	100%	Delaware
SemiCab Holdings, LLC	Algorhythm Holdings, Inc.	80%	Nevada
The Singing Machine Company, Inc.	Algorhythm Holdings, Inc.	100%	Delaware